Filed Pursuant to Rule 433
Registration No: 333-134553

FX Basket-Linked Note

“High Yield Digital Basket”

Final Terms and Conditions
September 27, 2007
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via a single basket a long position in the Brazilian Real (BRL), Hungarian Forint (HUF), Indian Rupee (INR), Indonesian Rupiah (IDR), Mexican Peso (MXN) and Turkish Lira (TRY) (collectively, the Reference Currencies), in each case relative to the U.S. Dollar (USD).  If the Basket Return on the Valuation Date is greater than zero (that is, if the Reference Currencies have in aggregate appreciated relative to the USD on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an Additional Amount equal to 10.00% multiplied by that principal amount..  If the Basket Return on the Valuation Date is less than or equal to zero (that is, if the Reference Currencies have in aggregate depreciated or not appreciated relative to the USD on the Valuation Date), then the investor will receive at maturity only the principal amount of the notes, with no additional return.  The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA-)
Issue Size	USD 2,200,000
Issue Price	100%
Principal Protection	100%
Trade Date	September 27, 2007
Issue Date	October 3, 2007
Valuation Date

October 27, 2008; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described under “Disruption Events” below)

Maturity Date	October 31, 2008

Reference Currencies	Brazilian Real (BRL), Hungarian Forint (HUF), Indian Rupee (INR), Indonesian Rupiah (IDR), Mexican Peso (MXN), and Turkish Lira (TRY)
Reference Exchange Rate	For each Reference Currency, the spot exchange rate for that the Reference Currency quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.
Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any.
Additional Amount	A single USD payment on the Maturity Date equal to the principal amount of each note multiplied by:

	0.00%	If the Basket Return is less than or equal to 0.00
	10.00%	if the Basket Return is greater than 0.00

Basket Return	The sum of the Weighted Currency Returns.

Weighted Currency Returns	For each Reference Currency:

Weighting *	{	Initial Reference Currency Rate — Settlement Rate	}
Initial Reference Currency Rate

Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:

Reference Currency	Weighting	Initial Reference Currency Rates
BRL	16.67%	1.8409
HUF	16.67%	176.40
IDR	16.67%	9140
INR	16.67%	39.75
MXN	16.66%	10.9438
TRY	16.66%	1.2157

The Initial Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the applicable Settlement Rate Option.

Settlement Rate Option and Valuation Business Day:	For each Reference Currency as set forth below:
	Reference Currency	Screen Reference	Valuation Business Day
	Brazilian Real (BRL)	BRFR	Brazilia, Rio de Janiero or São Paulo; and New York
	Hungarian Forint (HUF)	The EUR/HUF fixing rate on ECB37 divided by the EUR/USD fixing rate on ECB37	TARGET
	Indian Rupee (INR)	RBIB	Mumbai
	Indonesian Rupiah (IDR)	ABSIRFIX01	Singapore
	Mexican Peso (MXN)	USDMXNFIX=	Mexico City
	Turkish Lira (TRY)	The EUR/TRY fixing rate on ECB37 divided by the EUR/USD fixing rate on ECB37	TARGET

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement

Business Day	New York
Business Day Convention	Following
Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:
	•	for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and
•

for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:
(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction; or (y) for MXN and TRY only , the conversion of the Reference Currency into USD through customary legal channels;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	CUSIP: 52517P6D8
ISIN: US52517P6D81
Settlement System	DTC
Denominations	USD 1,000 and whole multiples of USD 1,000
Issue Type	US MTN
Fees		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$1,000	$10.00	$990
	Total	$ 2,200,000	$ 22,000	$2,178,000
(1)

The price to public includes the Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes the Issuer’s affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of $10.00 per $1,000 principal amount, or 1.00%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending September 19, 2004 through the week ending September 23, 2007 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following chart shows the hypothetical Basket Return at the end of each week in the period from the week ending September 19, 2004 through the week ending September 23, 2007 and the date hereof, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return was indexed to a level of 0.0 based upon the Reference Exchange Rates determined on the date hereof.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which Additional Amount will or will not be payable, based on the values for the Initial Reference Currency Rates (which were determined on the Trade Date) and hypothetical values for the Settlement Rates (which will be determined on the Valuation Date), and consequently of the Basket Return.  The Additional Amount (of 10.00% times the principal amount of the notes) payable on the Maturity Date (provided that the Basket Return is greater than zero on the Valuation Date) was set on the Trade Date.

The Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: BRL, HUF, IDR, INR, MXN and TRY each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of 0.1316.  The Additional Amount is therefore equal to 10.00%, and the Redemption Amount is equal to 110.00%, times the principal amount of the notes.

Because the Basket Return is 0.1316, the Redemption Amount payable at maturity is equal to $1,100.00 per $1,000 note (reflecting an Additional Amount of $100 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 10%) = $1,100.00.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate	Weighting	Hypothetical Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	1.8409	16.67%	1.5563	0.0258
HUF	176.40	16.67%	149.30	0.0256
IDR	9140	16.67%	8597	0.0099
INR	39.75	16.67%	36.61	0.0132
MXN	10.9438	16.66%	9.2672	0.0255
TRY	1.2157	16.66%	0.9851	0.0316
	Basket Return = Sum of Weighted Currency Returns =			0.1316

Example 2: BRL, HUF, IDR, INR, MXN and TRY each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of –0.0479.  The Additional Amount is therefore equal to 0.00%, and the Redemption Amount is equal to 100.00%, times the principal amount of the notes.

Because the Basket Return is –0.0479, the Redemption Amount payable at maturity is equal to $1,000.00 per $1,000 note (reflecting an Additional Amount of 0.00% per note).

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate	Weighting	Hypothetical Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	1.8409	16.67%	1.9044	–0.0058
HUF	176.40	16.67%	186.73	–0.0098
IDR	9140	16.67%	9254	–0.0021
INR	39.75	16.67%	40.68	–0.0039
MXN	10.9438	16.66%	11.2973	–0.0054
TRY	1.2157	16.66%	1.3686	–0.0210
	Basket Return = Sum of Weighted Currency Returns =			–0.0479

Example 3: BRL, HUF, IDR each depreciate relative to their Initial Reference Currency Rates while INR, TRY and MXN each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of 0.0268.  The Additional Amount is therefore equal to 10.00%, and the Redemption Amount is equal to 110.00%, times the principal amount of the notes.

Because the Basket Return is 0.0268, the Redemption Amount payable at maturity is equal to $1,100.00 per $1,000 note (reflecting an Additional Amount of $100 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 10%) = $1,100.00.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate	Weighting	Hypothetical Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	1.8409	16.67%	1.8689	–0.0025
HUF	176.40	16.67%	193.68	–0.0163
IDR	9140	16.67%	9277	–0.0025
INR	39.75	16.67%	36.74	0.0126
MXN	10.9438	16.66%	9.9873	0.0146
TRY	1.2157	16.66%	1.0628	0.0210
	Basket Return = Sum of Weighted Currency Returns =			0.0268

Example 4: IDR and INR each appreciate relative to their Initial Reference Currency Rates while BRL, HUF, MXN and TRY each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of —0.0448.  The Additional Amount is therefore equal to 0.00%, and the Redemption Amount is equal to 100.00%, times the principal amount of the notes.

Because the Basket Return is –0.0448, the Redemption Amount payable at maturity is equal to $1,000.00 per $1,000 note (reflecting an Additional Amount of 0.00% per note), calculated as follows:

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate	Weighting	Hypothetical Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	1.8409	16.67%	2.0802	–0.0217
HUF	176.40	16.67%	201.44	–0.0237
IDR	9140	16.67%	7814	0.0242
INR	39.75	16.67%	34.78	0.0208
MXN	10.9438	16.66%	12.8918	–0.0297
TRY	1.2157	16.66%	1.3239	–0.0148
	Basket Return = Sum of Weighted Currency Returns =			–0.0448